SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 17, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on February 17, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 17 February 2012

ING completes sale of ING Direct USA

ING announced today that it has completed the sale of ING Direct USA to Capital One as announced on 16 June 2011.

“Today’s announcement marks a further important step in the restructuring of ING Group. Yet at the same time we are saying goodbye to a very successful business and a dedicated team that has set the standard in direct banking in the US. The combination of ING Direct USA and Capital One will build on this success in the interests of both our customers and our employees. I am confident that ING, through its stake in Capital One, will benefit from the success of the combined company”, said Jan Hommen, CEO of ING Group.

Total proceeds of the transaction are approximately USD 9.0 billion (or approximately EUR 6.9 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on 16 February 2012. These shares represent a 9.7% stake in Capital One at closing.

The transaction has resulted in a positive result after tax of approximately EUR 0.5 billion. The sale has a positive impact on ING Bank’s core Tier 1 ratio of approximately 80 basis points, leading to a pro-forma core Tier 1 ratio of 10.4% at closing, based on core Tier 1 of 9.6% per 31 December 2011.

In connection with the divestment of ING Direct USA, ING also completed the adjustment of the agreement with the Dutch State concerning the structure of the Illiquid Assets Back-up Facility (IABF) which was also announced on 16 June 2011. The amendment serves to delink the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF is further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio. Only the part of the IABF covering ING Direct USA, currently approximately 85% of the total IABF-portfolio, is adjusted in the amendment. The ING Insurance part of the IABF remains unaltered.

After the divestment of ING Direct USA, ING will remain active in the Unites States with its operations in insurance, retirement services and investment management and through its subsidiary ING Financial Holdings, offering commercial lending, corporate finance and financial markets products and services. ING Direct’s operations in Canada, Spain, Australia, France, Italy, Germany, the United Kingdom and Austria are also not impacted by today’s announcement.

Press enquiries	Investor enquiries
Carolien van der Giessen	Alexander Mollerus
+31 20 576 6393	+31 20 576 6310
Carolien.van.der.Giessen@ing.com	Alexander.Mollerus@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (17) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: February 17, 2012